Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated N-2/A

Exhibit 99 (k)(iv)

Execution Copy

Amended and Restated Committed Facility Agreement

BNP PARIBAS PRIME BROKERAGE INTERNATIONAL, LTD. (“PBL”) and the counterparty specified on the signature page (“Customer”), hereby enter into this Amended and Restated Committed Facility Agreement (this “Agreement”), dated as of the date specified on the signature page. This Agreement amends and restates the Committed Facility Agreement dated June 24, 2013 (including amendments thereto), between the parties.

Whereas PBL and Customer have entered into the U.S. PB Agreement, dated June 24, 2013 (the “U.S. PB Agreement”) (the U.S. PB Agreement and this Agreement, collectively, the “40 Act Financing Agreements”).

Whereas this Agreement supplements and forms part of the other 40 Act Financing Agreements and sets out the terms of the commitment of PBL to provide financing to Customer under the 40 Act Financing Agreements.

Now, therefore, in consideration of the foregoing promises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.	Definitions -

(a)

Capitalized terms not defined in this Agreement have the respective meanings assigned to them in the U.S. PB Agreement. The 40 Act Financing Agreements are included in the term “Contract,” as defined in the U.S. PB Agreement.

(b)	“Account Agreement” means the Account Agreement attached as Exhibit A to the U.S. PB Agreement.

(c)	“Borrowing” means a draw of cash financing by Customer from PBL pursuant to Section 2 of this Agreement.

(d)	“Closing Date” means June 24, 2013.

(e)	“Collateral Requirements” means the greater of (i) 40% of the Portfolio Gross Market Value or (ii) the collateral requirements set forth in Section 1 of Appendix A attached hereto.

(f)	“Custodian” means The Bank of New York Mellon.

(g)

“Default Action” means exercising any rights of set-off, liquidating positions or Contracts, terminating or accelerating any loan or Contract, canceling orders, closing out transactions, deducting charges from an account (other than normal charges for interest, clearing fees and ticket charges), selling any or all of the securities and commodities or other property that may be in possession or control of the BNPP Entities (either individually or jointly with others), buying-in any securities, commodities or other property that Customer’s account or accounts may be short, or acting as attorney-in-fact with respect to Customer, any Customer account or any property in a Customer account

(h)	“Eligible Securities” shall have the meaning ascribed to such term in Appendix A hereto.

(i)	“Fixed Rate Closing Date” means December 13, 2013.

(j)

“Fixed Rate Financing Amount” means an amount of cash financing provided by PBL to Customer equal to USD $0 with a Fixed Rate Period duration of two (2) years and an interest rate equal to the 2-Year Fixed Rate as set forth in Appendix B attached hereto.

(k)	“Fixed Rate Financing Prepayment Date” means the date on which a Fixed Rate

Financing Prepayment Event occurs.

(I)

“Fixed Rate Financing Prepayment Event” means, on any day during the Fixed Rate Period, the termination of any 40 Act Financing Agreement in connection with (i) a Default, (ii) Facility Termination Event, (iii) a request from Customer to terminate this Agreement in accordance with Section 13(e) herein is effective, or (iv) any prepayment of all or any portion of the Fixed Rate Financing Amount (including, as a result of a request from PBL to terminate all or any portion of the Fixed Rate Financing Amount) pursuant to Section 4 below.

(m)

“Fixed Rate Period” means the period commencing on the Fixed Rate Closing Date (the “Fixed Rate Period Effective Date”) and expiring on the second anniversary of the Fixed Rate Period Effective Date, as adjusted, if necessary, in accordance with the Modified Following Business Day Convention, and unless the parties agree in writing to amend or extend the term of the relevant Fixed Rate Period (the “Fixed Rate Period End Date”).

(n)

“Floating Rate Financing Amount” means the Initial Floating Rate Financing Amount as adjusted on the Fixed Rate Period End Date or Fixed Rate Financing Prepayment Date, as applicable, in accordance with Section 2(c) below; provided, however, that Customer may, subject to PBL’s approval, increase the Floating Rate Financing Amount upon one

(1) Business Day’s prior written notice to PBL, provided that the Floating Rate Financing Amount shall not exceed USD $305,162,000.

(o)	“Initial Floating Rate Financing Amount” means USD $16,000,000.

(p)

“Modified Following Business Day Convention” means, with respect to any date, if such date would otherwise fall on a day that is not a Business Day, an adjustment will be made so that the relevant date will be the first following day that is a Business Day unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day that is a Business Day.

(q)	“Net Asset Value” means, with respect to Customer, the aggregate net asset value of the common stock issued by Customer calculated in accordance with U.S. generally accepted accounting principles.

(r)

“Net Asset Value Floor” means, with respect to Customer, an amount equal to 50% of the Net Asset Value of Customer, calculated based on the greater of Customer’s Net Asset Value as of (i) the Closing Date or (ii) its most recent fiscal year end subsequent to the date hereof.

(s)

“Outstanding Debit Floating Rate Financing” means the aggregate net cash balance (excluding current short sale proceeds) held under the 40 Act Financing Agreements minus the sum of all Fixed Rate Financing Amounts in effect, if such net cash balance is a debit, or zero if such aggregate net cash balance is a credit. For the purposes of calculating such aggregate net cash balance, if Customer holds credit or debit cash balances in non-USD currencies, PBL will convert each of these balances into USD at prevailing market rates to determine Customer’s aggregate net cash balance.

(t)

“Portfolio Gross Market Value” means the Gross Market Value (as defined in Appendix A attached hereto) of all of Customer’s Positions that are Eligible Securities (as defined in Appendix A attached hereto).

(u)	“1940 Act” means the Investment Company Act of 1940, as amended.

2.	Borrowings -

On the Fixed Rate Closing Date, PBL shall (i) lend funds to Customer equal to the Fixed Rate Financing Amount and (ii) make funds available up to the Initial Floating Rate Financing Amount. Such cash financing shall be made available in immediately available funds.

(a)

Subsequent Borrowings on Floating Rate Financing Amount. In respect of cash financing available to Customer in connection with the Floating Rate Financing Amount, any Borrowing (not to exceed the Floating Rate Financing Amount) following the Closing Date shall be made on written notice (the “Borrow Request”), given by Customer to PBL not later than 11:00 A.M. (New York City time) on the Business Day immediately preceding the date of the proposed Borrowing (which must be a Business Day) by Customer. Subject to Section 7, PBL shall, before 11:00 A.M. (New York City time) on the date of such Borrowing, make available to Customer the amount of such Borrowing (provided that the Outstanding Debit Floating Rate Financing, taking into account the amount specified in the Borrow Request, does not exceed the Floating Rate Financing Amount) payable to the account designated by Customer in such Borrow Request.

(b)	Conversion of Fixed Rate Financing Amounts to Floating Rate Financing Amounts.

i.

On the Fixed Rate Period End Date, the Fixed Rate Financing Amount shall be reduced to zero and the Floating Rate Financing Amount shall be correspondingly increased by the same amount. Such increase to the Floating Rate Financing Amount on such Fixed Rate Period End Date shall be deemed to be a separate Borrowing for the purposes of determining interest payments pursuant to Section 5 below.

ii.

At any time following the Closing Date, Customer may elect to reduce all or any portion of the Fixed Rate Financing Amount and correspondingly increase the Floating Rate Financing Amount by the same amount. To the extent that such an action constitutes a Fixed Rate Financing Prepayment Event pursuant to Section 4 below, a Breakage Fee shall be payable by one party to the other in accordance with Section 8(c).

3.	Repayment -

(a)

Upon the occurrence of a Facility Termination Event, an event described in Section 1S(a) hereof, or the date specified in the Facility Modification Notice as described in Section 6, all Borrowings (including all accrued and unpaid interest thereon and all other amounts owing or payable hereunder) may be recalled by PBL in accordance with Section 1 of the

U.S. PB Agreement.

(b)	Upon the occurrence of a Default, the BNPP Entities shall have the right to take any action described in Section 13(b) hereof.

4.	Prepayments –

Customer may upon prior written notice to PBL stating the proposed date and aggregate principal amount of the prepayment, prepay all or any portion of the outstanding principal amount of the Outstanding Debit Floating Rate Financing and/or Fixed Rate Financing Amount, together with any unpaid accrued interest to the date of such prepayment on the principal amount prepaid as follows: if such notice is sent to PBL (a) on or before 11:00 a.m. New York time on any Business Day, then Customer may prepay the relevant amount on such Business Day, and (b) after 11:00 a.m. New York time on any Business Day, then Customer may prepay such amount on the next Business Day; provided that Customer shall continue to be obligated to pay the commitment fee as set forth in Appendix B attached hereto in respect of any undrawn Floating Rate Financing Amount. PBL may, upon 180 days’ prior written notice to Customer, early terminate all or any portion of the Fixed Rated Financing Amount, in which case Customer shall be required to prepay the Fixed Rate Financing Amount (or portion thereof) in accordance with the preceding sentence on the effective termination date. For the avoidance of doubt, the prepayment or early termination of all or any portion of a Fixed Rate Financing Amount shall be the Fixed Rate Financing Prepayment Event, and a fee may apply to Customer or PBL pursuant to Section 8(c) below, but such prepayment shall not result in a termination of this Agreement or any commitment set forth herein in relation to any of Customer’s remaining Borrowings.

In the event of a Fixed Rate Financing Prepayment Event and at the request of Customer, PBL will use its commercially reasonable efforts to assign and novate the Interest Rate Hedging Transaction (as defined in Appendix B attached hereto) to a third party designated by Customer, together with the principal amount.

5.	Interest -

Customer shall pay interest on the outstanding principal amount of each Borrowing from the date of such Borrowing until such principal amount has been paid in full, at the rates specified in Appendix B attached hereto. Such interest shall be payable monthly, and if not paid when due, any unpaid interest shall be capitalized on the principal balance as additional cash borrowing by Customer.

6.	Scope of Committed Facility -

Subject to Section 7, PBL may not take any of the following actions except upon at least 179 calendar days’ prior notice (the “Facility Modification Notice”):

(a)	modify the Collateral Requirements;

(b)	recall any cash loan under the 40 Act Financing Agreements;

(c)	modify the interest rate spread on cash loans or the commitment fee under the 40 Act Financing Agreements, as set forth in Appendix B attached hereto;

(d)

modify the fees, charges or expenses other than those described in clause (c) above, as set forth in Appendix B attached hereto (the “Fees”), provided that PBL may modify any Fees immediately if (i) the amount of such Fees charged to PBL, as the case may be, have been increased by the provider of the relevant services or (ii) consistent with increases generally to customers; or

(e)	terminate any of the 40 Act Financing Agreements.

7.	Conditions for Committed Facility -

The commitment as set forth in Sections 2 and 6 only applies so long as -

(a)	Customer satisfies the Collateral Requirements and

(b)	no Default or Facility Termination Event has occurred.
8.	Breakage and Commitment Fees -

(a)	Customer shall pay when due a Commitment Fee as set forth in Appendix B attached hereto; and

Upon the occurrence of a Fixed Rate Financing Prepayment Event, one party shall pay to the other when due a Breakage Fee as set forth in Appendix B attached hereto, provided, however, that such Breakage Fee shall not apply to the extent the relevant Fixed Rate Financing Amount and Interest Rate Hedging Transaction (as defined in Appendix B attached hereto) has been assigned and novated in accordance with Section 4 above.

9.	Substitution -

After PBL sends a Facility Modification Notice, Customer may not substitute any collateral, provided that PBL may permit substitutions (the terms of which shall be determined by PBL in its sole discretion) upon request, which permission shall not be unreasonably withheld.

10.	Collateral Delivery -

If notice of a Collateral Requirement is sent to Customer: (i) on or before 10:00 a.m. on any Business Day, then Customer shall deliver all required Collateral no later than the close of business on such Business Day, and (ii) after 10:00 a.m. on any Business Day, then Customer shall deliver all required Collateral no later than the close of business on the immediately succeeding Business Day.

11.	Representations and Warranties -

Customer hereby makes all the representations and warranties set forth in Section 5 of the Account Agreement, which are deemed to refer to this Agreement, and such representations and warranties shall survive each transaction and the termination of the 40 Act Financing Agreements and are deemed to be repeated on each day a transaction is effected hereunder or thereunder.

12.	Financial Information -

Customer shall provide PBL with copies of -

(a)

the most recent annual report of Customer containing financial statements certified by independent certified public accountants and prepared in accordance with generally accepted accounting principles in the United States, as soon as available and in any event within 120 calendar days after the end of each fiscal year of Customer;

(b)

the most recent monthly financial statements of Customer, including performance returns and Net Asset Value of Customer, as soon as available and in any event within 20 calendar days after the end of each month;

(c)

a monthly statement of the leverage and asset coverage ratios of Customer as of the last day of each calendar month as soon as available and in any event within 15 calendar days after the end of each calendar month; and

(d)	the estimated Net Asset Value statement of Customer as of any Business Day, upon request therefor by PBL.

13.	Termination -

(a)	Upon the occurrence of a Facility Termination Event, this Agreement automatically terminates.

(b)	Upon the occurrence of a Default, the BNPP Entities may terminate any of the 40 Act Financing Agreements and take Default Action.

(c)	Each of the following events constitutes a “Default”:

i.	Customer fails to meet the Collateral Requirements within the time periods set forth in Section 10;

ii.	Customer fails to deliver the financial information within the time periods set out in Section 12;

iii.	the Net Asset Value of Customer, as of the close of business on the last Business Day of any calendar month, declines below the Net Asset Value Floor;

iv.	any representation or warranty made or deemed made by Customer to PBL under any 40 Act Financing Agreements (including under Section 11 herein) proves false or misleading when made or deemed made;

v.	Customer fails to comply with or perform any agreement or obligation under this Agreement or the other 40 Act Financing Agreements (other than those covered by Section 13(c)i or ii);

vi.

the occurrence of a repudiation, material breach or the occurrence of a default, termination event or similar condition (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement between Customer and a BNPP Entity, if applicable) by Customer under any contract with a BNPP Entity or affiliate of a BNPP Entity; or

vii.

the filing by or against Customer of a petition or other proceeding in bankruptcy, insolvency or for the appointment of a receiver or upon the levy or attachment against any property or accounts of Customer.

(d)	Each of the following events constitutes a “Facility Termination Event”:

i.

the occurrence of a repudiation, material breach or the occurrence of a default, termination event or similar condition (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement between Customer and a third party, if applicable) by Customer under any contract with a third party entity, where the aggregate principal amount of any such contract (which, for the avoidance of doubt, includes any obligations with respect to borrowed money or other assets in connection with such contract) is not less than $10,000,000;

ii.

there occurs any change in PBL’s interpretation of any Applicable Law or the adoption of or any changes in the same (including, for the avoidance of doubt, any new or amended rules, requests, guidelines, and directives promulgated in connection with current Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act) that, in the reasonable opinion of counsel to PBL, has the effect with regard to PBL of impeding or prohibiting the arrangements under the 40 Act Financing Agreements (including, but not limited to, imposing or adversely modifying or affecting the amount of regulatory capital to be maintained by PBL);

iii.

(A)as of the close of business on the last Business Day of any calendar month, the Net Asset Value of Customer as of such last Business Day of such calendar month declines by thirty percent (30%) or more from Net Asset Value of Customer as of the close of business on the last Business Day of the immediately preceding calendar month, (B) as of the close of business on the last Business Day of any calendar month, the Net Asset Value of Customer as of such last Business Day of any of the three calendar months declines by forty percent (40%) or more from Net Asset Value of Customer as of the close of business on the last Business Day of the calendar month three months prior, or (C) as of the close of business on the last Business Day of each calendar month, the Net Asset Value of Customer as of such last Business Day declines by fifty percent (50%) or more from the Net Asset Value of Customer as of the close of business on the last Business Day of the calendar month twelve months prior (for purposes of (A), (B) and (C) above, any decline in Net Asset Value shall not take into account any positive or negative change caused by capital transfers, such as redemptions, withdrawals, subscriptions, contributions, dividends or investments, howsoever characterized, and all amounts set forth in redemption notices received by or on behalf of Customer (notwithstanding the date the actual redemption shall occur));

iv.

the investment management agreement between Customer and its investment advisor (“Advisor”) is terminated or the Advisor otherwise ceases to act as investment advisor of Customer; provided, however, such termination or cessation shall not constitute a Facility Termination Event if the replacement investment advisor is acceptable to PBL in its sole discretion;

v.

Customer violates Section 18 of the 1940 Act or Customer’s Asset Coverage Ratio (as defined in the 1940 Act) is less than 200% at any time (for the avoidance of doubt, any reliance on applicable exemptive relief under Section 18 shall not be considered a violation of Section 18);

vi.	Customer fails to make any filing necessary to comply with the rules of any exchange in which its shares are listed;

vii.	Customer’s classification under the 1940 Act becomes something other than as a “closed-end company” as defined under Section 5 of the 1940 Act;

viii.

Customer enters into any additional indebtedness with a party other than a BNPP Entity or its affiliates beyond the financing provided hereunder through the 1940 Act Financing Agreements, including without limitation any further borrowings constituting ‘senior securities’ (as defined for purposes of Section 18 of the 1940 Act) or any promissory note or other evidence of indebtedness, whether with a bank or any other person; provided, however, that pledges by Customer of assets under a Credit Support Annex to an ISDA Master Agreement or in connection with listed call options transactions or repurchase agreements pursuant to Customer’s investment portfolio activities shall be permissible additional indebtedness;

ix.	Customer changes its fundamental or material investment policies; or

x.

Customer pledges to any other party, other than a BNPP Entity or its affiliates, any securities owned or held by Customer over which Custodian has a lien; provided, however, that pledges by Customer of assets under a Credit Support Annex to an ISDA Master Agreement or in connection with listed call options transactions or repurchase agreements pursuant to Customer’s investment portfolio activities shall be permissible.

(e)	Upon 45 calendar days’ prior written notice, Customer may terminate this Agreement.

14.	Notices -

Notices under this Agreement shall be provided pursuant to Section 12(a) of the Account Agreement.

15.	Compliance with Applicable Law -

(a)

Notwithstanding any of the foregoing, if required by Applicable Law (including, for the avoidance of doubt, any new or amended rules, requests, guidelines, and directives promulgated in connection with current Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act) -

i.	the BNPP Entities may terminate any 40 Act Financing Agreement and any Contract;

ii.	PBL may recall any outstanding loan under the 40 Act Financing Agreements;

iii.	PBL may modify the Collateral Requirements; and

iv.	the BNPP Entities may take Default Action.

(b)	This Agreement will not limit the ability of PBL to change the product provided under this Agreement and the 40 Act Financing Agreements as necessary to comply with Applicable Law.

(c)	The BNPP Entities may exercise any remedies permitted under the Contracts if Customer fails to comply with Applicable Law.

16.	Miscellaneous -

(a)	In the event of a conflict between any provision of this Agreement and the other 40 Act Financing Agreements, this Agreement prevails.

(b)	This Agreement is governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws doctrine.
(c)

Section 16(c) of the Account Agreement is hereby incorporated by reference in its entirety and shall be deemed to be a part of this Agreement to the same extent as if such provision had been set forth in full herein.

(d)	This Agreement may be executed in counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.

(The remainder of this page is blank.)

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed and delivered as of March 30, 2021.

BNP PARIBAS PRIME BROKERAGE INTERNATIONAL, LIMITED

/s/ Mohamed Adil El Batji
Name: Mohamed Adil El Batji
Title: Managing Director

/s/ Robert Luzzo
Name: Robert Luzzo
Title: Managing Director

FLAHERTY & CRUMRINE DYNAMIC PREFERRED AND INCOME FUND INCORPORATED

/s/ Bradford S. Stone
Name: Bradford S. Stone
Title: Chief Financial Officer